Exhibit 12.1

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30,		Year ended December 31,
(in millions)	2013	2012	2012	2011	2010	2009	2008
Earnings:
Loss before income taxes(1)	$(644.3)	$(774.2)	$(924.9)	$(786.2)	$(1,345.6)	$(1,665.2)	$(4,463.5)
Interest expense	1,410.2	1,430.4	1,897.8	1,833.1	1,796.6	1,796.4	1,964.9
Other adjustments	18.7	18.2	24.1	27.1	27.9	26.8	25.7

Total earnings (a)	$784.6	$674.4	$997.0	$1,074.0	$478.9	$158.0	$(2,472.9)

Fixed charges:
Interest expense	$1,410.2	$1,430.4	$1,897.8	$1,833.1	$1,796.6	$1,796.4	$1,964.9
Other adjustments	18.7	18.2	24.1	27.1	27.9	26.8	25.7

Total fixed charges (b)	$1,428.9	$1,448.6	$1,921.9	$1,860.2	$1,824.5	$1,823.2	$1,990.6

Ratio of earnings to fixed charges (a/b)(2)	—	—	—	—	—	—	—

(1)           Loss before income taxes includes equity earnings in affiliates, and excludes discontinued operations and net income attributable to noncontrolling interests. Reflecting such amounts on a cash basis would not materially impact the ratio. Includes a goodwill impairment charge of $3.2 billion recognized in 2008.

(2)           Our ratio of earnings to fixed charges is less than one-to-one for the nine months ended September 30, 2013 and 2012, and years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. The deficiencies in total earnings were $644.3 million and $774.2 million for the nine months ended September 30, 2013 and 2012, respectively, $924.9 million, $786.2 million, $1,345.6 million, $1,665.2 million and $4,463.5 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Fixed charges do not include interest on income tax liabilities. Earnings consist of income before income taxes plus fixed charges.